ALTA GLOBAL GROUP LIMITED

Level 1, Suite 1, 29-33 The Corso

Manly, New South Wales 2095

March 25, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Robert Shapiro
Theresa Brillant
Scott Anderegg
Mara Ransom

Re:	Alta Global Group Limited
Registration Statement on Form F-1
Filed February 27, 2024
File No. 333-275618

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Alta Global Group Limited (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Daylight Time, on Wednesday, March 27, 2024, or as soon thereafter as practicable.

Please notify Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3067 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

ALTA GLOBAL GROUP LIMITED

By:	/s/ Nick Langton
Name:	Nick Langton
Title:	Chief Executive Officer